UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

MusclePharm Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

627335201

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Fund Series Fund MP-18, LLC

265 Franklin St., Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 245.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS White Winston Select Asset Fund Series Fund MP-18, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,021,529
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,021,529
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percent of class based on 33,386,200 shares of common stock, $0.001 par value per share (“Common Stock”), of MusclePharm Corporation (the “Issuer”) issued and outstanding as of November 15, 2021, as reported in the Issuer’s quarterly report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2021.

SCHEDULE 13D

CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Amerop Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Beneficial ownership attributable to Reporting Person’s interest in Series A of Winston White Select Asset Fund Series Fund MP-18, LLC.
(2)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D

CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Leonard P. Wessell III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Beneficial ownership attributable to Reporting Person’s interest in Series A of Winston White Select Asset Fund Series Fund MP-18, LLC.
(2)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D

CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D

CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D

CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D

CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D

CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Robert P. Mahoney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,021,529
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,021,529

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,021,529
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.05% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

EXPLANATORY NOTE

This Amendment No. 6 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2018, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2018, Amendment No. 2 thereto filed with the SEC on August 5, 2019, Amendment No. 3 thereto filed with the SEC on October 7, 2019, Amendment No. 4 thereto filed with the SEC on November 8, 2019 and Amendment No. 5 thereto filed with the SEC on February 22, 2022 (collectively, the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, par value $0.001 per share (“Common Stock”), of MusclePharm Corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms use by not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), (b) and (c) as follows:

(a)–(b) The Amerop Reporting Persons may be deemed to beneficially own, in the aggregate, 1,463,839 shares of the Issuer’s Common Stock, representing approximately 4.38% of the 33,386,200 shares of Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on November 17, 2021.

Each of the Amerop Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of 1,463,839 shares of the Issuer’s Common Stock, representing approximately 4.38% of the 33,386,200 shares of Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

The White Winston Reporting Persons may be deemed to beneficially own, in the aggregate, 3,021,529 shares of the Issuer’s Common Stock, representing approximately 9.05% of the 33,386,200 shares of Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

Each of the White Winston Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of 3,021,529 shares of the Issuer’s Common Stock, representing approximately 9.05% of the 33,386,200 shares of Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

(c) On March 29, 2022 (the “Transaction Date”), the White Winston Reporting Persons transferred 626,826 shares of Common Stock in an off-market transaction pursuant to the Share Transfer Agreement (the “Transaction”). For purposes of the Transaction, the value of the transferred shares was deemed to be $0.39 per share, the last reported sale price of the Issuer’s Common Stock on the Transaction Date. The Reporting Persons have not engaged in any other transactions in shares of the Issuer’s Common Stock since the filing of Amendment No. 5 to the Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons, dated as of August 2, 2019 (incorporated by reference to Exhibit A to Amendment No. 2 to the Reporting Persons’ Schedule 13D filed with the SEC on August 5, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2022

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC By: White Winston Select Asset Funds, LLC Title: Manager

By:	/s/ Todd M. Enright
Name: Todd M. Enright
Title: Partner

AMEROP HOLDINGS, INC.

By:	/s/ Leonard Wessell
Name: Leonard Wessell
Title: President

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Name: Todd M. Enright
Title: Partner

/s/ Leonard P. Wessell III
Leonard P. Wessell III

/s/ Todd M. Enright
Todd M. Enright

/s/ Mark Blundell
Mark Blundell

/s/ Donald Feagan
Donald Feagan

/s/ Robert P. Mahoney
Robert P. Mahoney